CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
6500 RIVER PLACE BLVD, SUITE 3-200    306 WEST SEVENTH STREET, SUITE 302    1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730-1111    FORT WORTH, TEXAS 76102-4987    HOUSTON, TEXAS 77002-5008
512-249-7000    817- 336-2461    713-651-9944
    www.cgaus.com

January 15, 2025

Mr. Jarret Marcoux
Executive Vice President, Operations
Sitio Royalties Corp.
1401 Lawrence Street, Suite 1750
Denver, CO 80202
    Re:    Audit Summary
        Sitio Royalties Corp. Interests
        Proved Reserves
        Various States
        As of December 31, 2024
Dear Mr. Marcoux:

    At your request, Cawley, Gillespie & Associates, Inc. have examined the estimates as of December 31, 2024 set forth in the accompanying table with respect to (i) the proved reserves of Sitio Royalties Corp. (“Sitio Royalties”), (ii) the future net revenue from such proved reserves, and (iii) the present value of such future net revenue. Our examination included such tests and procedures as we considered necessary under the circumstances to render the opinion set forth herein.

    We completed our evaluation on January 15, 2025. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by Sitio Royalties, all of which are located in various basins in the United States. This evaluation utilized an effective date of December 31, 2024, was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

     Composite reserve estimates and economic forecasts for the reserves are summarized below:

		Proved
		Developed	Proved
		Producing	Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	36,384.0	5,680.3	42,064.3
Gas	- MMcf	179,055.7	20,889.3	199,945.0
NGL	- Mbbl	25,368.3	2,998.9	28,367.2
Revenue
Oil/Condensate	- M$	2,690,904.5	419,142.8	3,110,047.3
Gas	- M$	138,061.7	16,762.2	154,823.9
NGL	- M$	455,702.9	54,380.7	510,083.6
Severance Taxes and
Ad Valorem Taxes	- M$	257,539.3	37,727.1	295,266.4

Sitio Royalties Corp.
Audit Summary
As of December 31, 2024

Operating Income (BFIT)	- M$	3,027,129.8	452,558.6	3,479,688.4
Discounted at 10%	- M$	1,593,525.1	294,658.1	1,888,183.2

    In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

    Hydrocarbon pricing was applied as follows:

Year	WTI Cushing Oil ($/bbl)	Henry Hub Gas ($/MMBtu)
2025	75.48	2.13
Thereafter	Flat	Flat
Cap	75.48	2.13

    In accordance with the SEC guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. The above prices were adjusted for differentials based on an analysis of check stub data from the last 12 months by Sitio Royalties. Deductions were applied to the net gas volumes for fuel and shrinkage. NGL prices were forecast as fractions of the above oil price. The adjusted volume-weighted average product prices over the life of the properties are $73.94 per barrel of oil, $0.77 per Mcf of gas, and $17.98 per barrel of NGL.

    Severance taxes were scheduled based on statutory rates, and ad valorem tax rates were applied by state. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have been considered.

    The proved reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. However, we are not aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

    The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary under the circumstances to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data

Sitio Royalties Corp.
Audit Summary
As of December 31, 2024

available at the time of preparation and assumptions as to future economic and regulatory conditions. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

    Cawley, Gillespie & Associates, Inc. is independent with respect to Sitio Royalties as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to prepare this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

    It should be understood that our audit does not constitute a complete reserve study of the oil and gas properties of Sitio Royalties. We evaluated wells that comprise approximately 90% of the cumulative discounted cash flows of the proved developed producing reserves and 100% of the proved undeveloped reserves from the company’s internal evaluation. In the conduct of our report, we have not independently verified the accuracy and completeness of information and data furnished by Sitio Royalties with respect to ownership interests, oil and gas production, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production. We have, however, specifically identified to you the information and data upon which we so relied so that you may subject such to those procedures that you consider necessary. Furthermore, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

    Please be advised that, on the basis of foregoing, it is our opinion the above-described estimates of Sitio Royalties’s proved reserves and other reserves information are, in the aggregate, reasonable within the established audit tolerance guidelines of (+ or –) 10% and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.

    Our work-papers and related data are available for inspection and review by authorized parties.

    Sincerely,

    CAWLEY, GILLESPIE & ASSOCIATES, INC.

    J. Zane Meekins, P.E.
    Executive Vice President
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